OFFERING MEMORANDUM

facilitated by



# The Local Hand LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | The Local Hand LLC |
| State of Organization | MA |
| Date of Formation | 02/02/2023 |
| Entity Type | Limited Liability Company |
| Street Address | 29 Welles Ave, Boston MA, 02124 |
| Website Address | thelocalhand.shop |

### (B) Directors and Officers of the Company

| Key Person | Michaela Flatley |
|---|---|
| Position with the Company<br><br>         Title<br>         First Year | <br><br>Owner<br>2022 |
| Other business experience<br>(last three years) | *List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:*<br><br>• **Owner + Designer** (*Barley Creative, June 2017 - Current*) — I own my own graphic design agency, focused on creating visually clear and appealing materials for small businesses and non-profits. I deliver a wide range of design and marketing projects, including websites, social media content, publication/print design, slide decks, and other collateral. I also manage all client relationships and business development; and I work closely with clients to identify and reach their target audience.<br><br>• **Founder** *(Baltimore Freelancers Collective, 2019-2021)* - In 2019, while living in Baltimore, I founded a community of freelancers and entrepreneurs with a mission of fostering professional development, networking opportunities, and a stronger sense of community. As the leader of the organization, I planned all events, managed finances, coordinated an educational workshop series, and recruited new members. |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Michaela Flatley | 100% |

## (D) The Company's Business and Business Plan

Our Offerings

We are not just a retail store. We plan to minimize financial risk by setting up the business for multiple income streams. Our goal is to be flexible and adapt to what the community wants and needs. This includes offering:

- A minimum of 3 workshops for adults each month, focused on topics such as watercolor painting, printmaking, quilting, and more. (We will offer a variety of beginner-level and intermediate workshops.)
- Pop-up events such as a Sunday morning yoga class in our space, led by a certified instructor in the neighborhood.
- Kids arts programming, in collaboration with organizations like Dot Art.
- Event space rental opportunities, so other members of the community can enjoy our beautiful, conveniently located space. This could be anything from a local community meeting, to a creative photoshoot or a book club session.

Location

We are located on Dorchester Avenue, less than one block from the Ashmont T station.

- We are lucky to have incredible small business neighbors, such as Ripple Cafe, American Provisions, Back to Life Chiropractor, and Tavolo restaurant.
- Between MBTA commuters, residents in the surrounding apartment buildings, and customers of our neighboring businesses, this location guarantees regular foot traffic every day of the week.
- Our location also boasts free 2-hour street parking, right in front of our store, making it easy for people to drive to The Local Hand, either for events or to shop.

The Need

Before we opened in May, people had to venture to other surrounding neighborhoods to purchase gifts and artwork, or worse – shop on Amazon. We can fill this gap in our neighborhood, and maybe even make Ashmont Hill a shopping destination for non- Dorchester residents.

- For Artists: As a Boston-based artist herself, Michaela is familiar with the extreme lack of gallery space for emerging artists to show their work in this city. The existing galleries in the South End (SOWA), Newbury Street, and Cambridge offer work at a price-point that is inaccessible to most buyers. Also, they often show work made by New York or California artists, leaving Boston artists creating work here without anywhere to show it.
- For Residents: Countless neighbors and friends in Dorchester have expressed interest in a local shop to buy high-quality gifts and artwork for their home.
- In addition to the products that we sell, we will also engage the community in other meaningful ways, including creative workshops, artist receptions, and kids craft events.

4

- While we have several great restaurants and coffee shops in the neighborhood, this type of cultural space is desperately needed.
- Since so many brick-and-mortar shops have closed due to the pandemic, people are looking for places to shop in person now more than ever. A study conducted by Accenture noted, "What consumers are buying and how they are shopping has changed dramatically as a result of the pandemic, and these new habits are continuing... They are striving to shop locally, mindfully and cost-consciously."

Intended Use of Funds

With the capital raised through this campaign, we will be able to head into our first holiday season fully prepared, allowing us to better support local artists as well as the greater community.

- We are looking for $40,000 to purchase wholesale inventory for the next six months. This means $40,000 spent on local handmade goods, directly supporting artists and makers in the Boston area.
- We are also looking for $24,000 to cover our payroll expenses through the end of the year. This will allow us to employ 6 part-time employees through the holiday season, all of whom have a connection to the arts and are committed to furthering our mission.

Our Commitments to the Community

We plan to engage with our community in a way that is inclusive, accessible, and celebrates the incredible diversity of our immediate neighborhood and the Greater Boston area. We are committed to the following:

- Representation: The makers represented in the shop will reflect the diversity of Dorchester. At least 50% of the artists and artisans that we work with will be Black, Indigenous, or people of color.
- Local Artists: An important part of our mission is to give local artists a venue to show their work. At least 90% of the artists and artisans that we work with will be local to the Greater Boston area. We will financially support local artists by either buying their work wholesale and reselling it, or showing their work in our space to sell directly to consumers.
- Accessibility: We want everyone in our community to be comfortable walking into our shop. Accessibility also means affordable prices, which we will accomplish through creative sources of revenue, such as events and studio space rentals.

Our Mission

Our mission is to make art more accessible to our community in a warm and inviting space, while financially supporting local artists and makers.

- The Local Hand is a community-focused art gallery and gift shop, offering a curated selection of handmade goods by local artists and makers.
- Our brick-and-mortar retail shop sells handmade goods at a wide range of prices, such as ceramics, jewelry, candles, skin care products, stationary, art prints, apparel, and more.
- In the same space, we feature a local artist every 8 weeks on our walls. This programming includes an opening reception, artist talk, and other events open to the community for free.
- We also host a wide variety of workshops for both adults and children, including watercolor classes, printmaking, quilting workshops, and craft drop-in time for kids.
- As a neighborhood arts institution, we hope to engage in community arts efforts, and we have already partnered with Dot Art and Greater Ashmont Main Street to install a community-made public art this Summer.

Highlights

- The Local Hand is a gift shop, art gallery, and community arts space offering a curated selection of handmade goods by local artists and makers.

- Our mission is to make art more accessible to our neighborhood while financially supporting local artists and artisans.

- In addition to our retail store, we offer arts programming to the community, including events like: - Rotating art shows, featuring a new local artist every 8 weeks. These shows will be accompanied by opening receptions and artist talks. - Arts workshops for adults and kids, led by local instructors.

- Some examples of classes include: Watercolor for Beginners, Introduction to Printmaking, and Candle-Making.

- We also hope to offer events for artists such as open studio time, figure drawing sessions, and critique groups. We are committed to representing a diverse group of artists, to reflect and celebrate the rich diversity of Dorchester.

The Team

Michaela Flatley, Owner

Michaela Flatley is a professional artist, designer, and entrepreneur living and working in Dorchester. For the past 6 years, she has run a graphic design and digital marketing business, Barley Creative, and she is also an accomplished fine artist. Michaela received her Masters in Fine Arts from MICA in 2019, and she exhibits her paintings throughout the country.

In May 2023, after many months of planning and preparation, Michaela opened The Local Hand, a new retail and arts space in Dorchester. The Local Hand's mission is to make art more accessible to her community, while financially supporting other local artists and makers.

In her spare time, Michaela likes to cook, listen to podcasts, read interior design blogs, and take her daughter to the playground.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM

REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

### (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $40,000 |
| Offering Deadline | August 31, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

### (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $65,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

### (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Inventory (July-Dec 2023) | $30,000 | $43,387 |
| Staffing (July-Dec 2023) | $6,025 | $14,675 |
| Miscellaneous | $1,275 | $2,550 |
| Mainvest Compensation | $2,700 | $4,388 |
| TOTAL | $40,000 | $65,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as

"Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 4.0 - 6.5%[2] |
| Payment Deadline | 2031-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.5 x<br>1.4 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | % |

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 6.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $40,000 | 4.0% |
| $46,250 | 4.6% |
| $52,500 | 5.2% |
| $58,750 | 5.9% |
| $65,000 | 6.5% |

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.4x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
| --- | --- |
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Michaela Flatley | 100% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Local Hand's fundraising, in addition to fundraising previously completed through Indiegogo (before The Local Hand opened). However, The Local Hand may require additional funds from alternate sources at a later date.

Historical milestones

The Local Hand has been operating since May 2023 and has since achieved the following milestones:

- Opened location in Boston, MA.

- Achieved revenue of over $10,000 in our first month in business.

- Hiring several part-time staff members, most of whom live in the local community and are artists themselves.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

The Local Hand forecasts the following milestones:

- Achieve [$250,000] revenue per year by 2025.

- Achieve [$100,000] profit per year by 2025.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $137,789 | $165,347 | $190,149 | $209,164 | $219,622 |
| Cost of Goods Sold | $67,792 | $81,350 | $93,552 | $102,907 | $108,052 |
| Gross Profit | $69,997 | $83,997 | $96,597 | $106,257 | $111,570 |
| EXPENSES |  |  |  |  |  |
| Utilities | $6,316 | $6,316 | $6,316 | $6,316 | $6,316 |
| Labor | $46,280 | $50,908 | $55,999 | $61,599 | $67,759 |
| Insurance | $1,733 | $1,776 | $1,820 | $1,865 | $1,911 |
| Marketing | $2,750 | $3,025 | $3,328 | $3,660 | $4,026 |
| G&A | $6,170 | $6,787 | $7,466 | $8,212 | $9,033 |
| Operating Profit | $6,748 | $15,185 | $21,668 | $24,605 | $22,525 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

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## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V